Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: August 9, 2006
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media Release
2006 First Half-Year Report of the Swisscom Group
Stable core business — operating income negatively impacted by provisions for interconnection proceedings and at Swisscom IT Services

	1.1.-30.6.2005	1.1.-30.6.2006		Change
Net revenue (in CHF millions)	4,912	4,773		-2.8%

EBITDA (in CHF millions)	2,199	1,814		-17.5%

EBIT (in CHF millions)	1,496	1,111		-25.7%

Net income* (in CHF millions)	1,116	759		-32.0%

Net earnings per share (in CHF)	18.21	13.38		-26.5%

Fixed lines (at 30.6 in millions)	4.82	5.04		4.6%

Of which ADSL (at 30.6 in millions)	0.95	1.25		32.2%

Mobile customers (at 30.6 in millions)	4.04	4.47		10.5%

Number of full-time equivalent employees at 30.6	15,307	16,739	**	9.4%

*	Net income after deduction of minority interests

**	Increase due primarily to the acquisition of Antenna Hungária
In the first half of 2006 Swisscom recorded a sharp rise in mobile and ADSL customers. However, reduced mobile termination charges, additional provisions for interconnection proceedings, and the lower EBITDA recorded by Swisscom IT Services had a negative impact on the result. Net revenue posted by the Swisscom Group fell by 2.8% to CHF 4.77 billion in the first half of 2006, while operating income before interest, taxes, depreciation and amortization (EBITDA) dropped by 17.5% to CHF 1.81 billion. Adjusting for one-off items, revenue rose by 1%; the comparable EBITDA declined by 5.4%. Within the next few weeks Swisscom will be launching a share buyback programme in the amount of up to CHF 2.25 billion. The company still expects to close fiscal 2006 with net revenue of around CHF 9.5 billion. Due to the above-mentioned effects Swisscom has lowered its operating result expectations from CHF 4.0 billion to CHF 3.7 billion.

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax	+41 31 342 07 30	media@swisscom.com

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Media Release
Net revenue dropped year-on-year by CHF 139 million or 2.8% to CHF 4,773 million while operating income before interest, taxes, depreciation and amortization (EBITDA) fell by CHF 385 million or 17.5% to CHF 1,814 million, largely due to additional provisions set aside for interconnection proceedings and the reduction in mobile termination charges. On a like-for-like basis, net revenue for ordinary activities rose by CHF 46 million or 1% while EBITDA fell by CHF 112 million or 5.4%.
Net income of the Swisscom Group after deduction of minority interests decreased by 32% to CHF 759 million due primarily to lower operating income and a reduced net financial result. As a result of last year’s share buyback programme and the subsequent drop in the number of shares, earnings per share saw a more modest decrease than net income, falling 26.5% to CHF 13.38.
Sustained growth in ADSL — rise in Mobile customers
In the Fixnet segment, growth in broadband access lines remains strong: In the first half of 2006 the number of customers rose by 32.2% to 1.25 million, of which 846,000 were customers of Bluewin and 407,000 customers of other providers. Due to intense infrastructure competition with cable companies and the increased popularity of new mobile technologies, the number of analogue and digital lines dropped by 2.1% to 3.79 million. Measures to expand broadband (VDSL) technology resulted in a 13.8% increase in capital expenditure to CHF 239 million.
The Mobile segment also registered a rise in customer numbers, up by 425,000 or 10.5% to 4.47 million, due primarily to new price models (e.g. Liberty hourly rate of CHF 0.50) and the launch of M-Budget Mobile. As of the end of June, some 1.2 million customers were already using products belonging to the Liberty family, while the prepaid product M-Budget Mobile boasted 206,000 customers. These new price models led to an increase in usage, with the average number of minutes per user and month (AMPU) up from 116 to 122. Lower prices and the high proportion of prepaid users caused the average revenue per customer to fall from CHF 78 to CHF 65.
In the corporate customer business, Swisscom Solutions and Swisscom IT Services succeeded in acquiring new customers and renewing existing long term contracts worth around CHF 192 million. Revenue at Swisscom Solutions was down as a result of competition and price pressure.
Swisscom IT Services, a strategically important growth area for the Swisscom Group, posted a 36.7% increase in revenue from external customers to CHF 164 million. While increased expenditure for new market development, coupled with provisions of CHF 49 million for contract risks in the project business, negatively impacted the EBITDA of Swisscom IT Services, Swisscom IT Services expects to close fiscal 2006 with a positive operating result. These expenses and contract risks are related to a limited number of projects which were acquired in recent years during the company’s strong growth phase. These negative effects are non-recurring by nature, and the requisite corrective measures have already been taken in the form of adjustments to the management structure and processes. Moreover, these provisions and expenses have no effect on Swisscom IT Services’ core business in the financial sector: this business continues to perform well with several projects accomplished successfully.
Share buyback in the amount of up to CHF 2.25 billion

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax	+41 31 342 07 30	media@swisscom.com

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Media Release
Within the next few weeks Swisscom will be launching a share buyback programme in the amount of up to CHF 2.25 billion. The shares will be repurchased on the basis of a put-option structure, allowing the company to return non-used liquidity to shareholders and ensure earnings accretion. After the share buyback, Swisscom will continue to have the requisite financial flexibility. The exact date of the buyback as well as the terms and conditions of the transaction have yet to be determined.
EBITDA expectations reduced for 2006
Swisscom still expects to close fiscal 2006 with revenue of around CHF 9.5 billion despite intensive competition and price reductions at Mobile and Fixnet, but anticipates a lower operating result (EBITDA) of CHF 3.7 billion (down from CHF 4.0 billion) on account of additional provisions worth CHF 180 million for the interconnection proceedings as well as the lower operating result at Swisscom IT Services. Capital expenditure at the Swisscom Group will be in the region of CHF 1.3 billion for 2006.
Link to interim report:
http://www.swisscom.com/halfyearreport-2006
Link to shareholders’ letter:
http://www.swisscom.com/halfyearreport-2006
Berne, 9 August 2006
Cautionary statement regarding forward-looking statements
This communication contains statements that constitute “forward-looking statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax	+41 31 342 07 30	media@swisscom.com

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2006 Half-Year Report
Dear Shareholder
The major changes currently afoot in the telecommunications sector can be summed up in one word: “convergence”. New technologies are enabling a fusion of telecoms, IT, media and entertainment (TIME), which in turn is giving rise to new, attractive services and products for customers. Where does Swisscom stand in this process? What strategies are we pursuing to secure long-term corporate success? This Shareholders’ Letter provides the answers.
Despite a challenging first half-year 2006, we were once more able to defend our position successfully against our competitors. The telecoms sector is currently being driven by new customer requirements for convergent services, the ongoing rapid pace of technological change, and increasing regulation.
The “TIME” strategy announced by Swisscom in the spring of 2006 and now making itself felt is driving forward a powerful process of change towards becoming an integrated, highly efficient provider of convergent services.
On the political front, the first half of 2006 was dominated by the debate on privatisation. While the proposal fell through, the associated political process has now clearly identified the areas that require clear answers before any further privatisation measures, which the company views as a welcome step, can also find political acceptance.
In this context, our corporate strategy is as follows.
Movement in the communications world
As a Swiss company, Swisscom is active in a rapidly changing sector. The main drivers of change include:
•	The continually changing requirements of our residential customers are prompting new-style services: more content, better applications with simpler, technology-independent network access and devices that enable all types of information to be managed more efficiently. These changing needs represent new business opportunities for the company. For customers they offer substantial added value, but on the other hand they also reduce the sustainable value of our traditional voice and data transmission services.

•	Ongoing process optimisation by our business customers is also accelerating the pace of change in terms of demand and offerings: the integration of fixed-network with mobile communications, integration of IT services with traditional telecoms services, demand for internationally standardised offerings, and the growing importance of managed services are all expressions of this change. As with residential customers, the traditional transmission business is increasingly becoming a commodity- but at the same time new business opportunities are opening up in these areas.

•	Technologies are changing rapidly. Technological integration and standardisation are paving the way for convergent products and services. While technological change is giving rise to new business opportunities, it is also breaking down the traditional value chain and opening up the market to new, innovative providers.

•	The main feature of the first half of 2006 was a flurry of regulatory measures: approval of the revised Telecommunications Act and the associated unbundling of the local loop (ULL) scheduled for the first quarter of 2007; the threat of sanction under the new Swiss competition law; the obligation to adjust interconnection prices for 2000 to 2005 retroactively; and the EU initiatives on roaming prices. Given the imminent implementation of ULL, the renewal of GSM licences expiring in 2007 and other moves announced by the EU, the assumption must be that regulatory measures will remain an additional strong driver of change in our industry.
The key challenge for Swisscom now is to identify ways of helping to shape these trends and grasp the associated opportunities. Thanks to our uniquely broad base in Switzerland, excellent level customer loyalty by international comparisons and a high level of technological skills, Swisscom is well placed to anticipate changing customer needs sooner than its national and international competitors, and in so doing gain market share.
«TIME» strategy
The corporate strategy announced in spring 2006 targets the following three objectives:
•	Strengthen Swisscom’s competitive position and expand the value chain in the core business in Switzerland,

•	Harness additional major potential for efficiency,

•	Identify and define growth options outside the current core business in Switzerland or abroad, based on a clear industrial/strategic logic.
The measures to implement this strategy have been divided into three pillars:

Pillar 1:	Maximise performance in the home market.

	a.	Thanks to internationally leading (convergent) products and services and excellent customer care throughout Switzerland, we aim to harness new sources of revenue and further expand our already high customer loyalty. Residential customers want unified access to their centrally-stored data — from different types of devices (Triple Screen instead of Triple Play). They expect simplicity and support when dealing with the growing number of technological options, for example in the context of the “digital living room”. This added value encourages customers to pay for these new products and services and prevents convergence being downgraded to price cutting. We will be offering our business customers new products and services that seamlessly integrate fixed network and mobile communications from as early as the second half of 2006.

	b.	The measures defined — for instance, combining the fixed network and mobile network in a single “all-IP network”, setting up shared service centres for administrative applications and eliminating duplication in sales — will allow us to achieve substantial cost reductions over the next few years.

Pillar 2:	Extend activities with business customers through organic or acquisition initiatives in the following three dimensions:

	a.	We will follow our customers through international expansion or partnerships and offer them our solutions beyond the borders of Switzerland.

	b.	We will gradually expand into other vertical markets where there is clear industrial logic.

	c.	We will achieve additional economies of scale through important new outsourcing transactions.

Pillar 3:	Expand by using our core competences in closely related business areas.

	a.	We will apply our competences in other European markets which have not yet reached the level of the Swiss market and are therefore still growing, or in segments of the home market where Swisscom is not yet Number 1.

	b.	We will utilise our expertise in markets that, with increasing digitalisation and broadband applications, are subject to the same pace of change as the telecommunications sector, e.g. areas such as content distribution, telemedicine, advertising and payment services.
While Pillar 1 (“Maximise”) is primarily aimed at optimising our current core business, Pillars 2 (“Extend”) and 3 (“Expand”) are clearly focused on growth.
Summary
     Swisscom’s strategy pursues the following three main objectives:
•	Strengthen competitive position and expand the value chain in the core business in Switzerland.

•	Harness additional major potential for efficiency.

•	Identify and define growth options outside the current core business in Switzerland or abroad, based on a clear industrial/strategic logic.
     This opens up significant new business opportunities that will distinguish Swisscom from the competition, generate growth and, from 2009, should offset the decline in the traditional core business (voice communications and access services).
     Rigorous pursuit of this strategy based on the above three objectives will allow you, as shareholders, to share in our sustainable corporate success and in Swisscom’s successful future.
Swisscom: “In Time to TIME”
Yours sincerely
Swisscom AG

Anton Scherrer	Carsten Schloter
Chairman of the Board of Directors	CEO

Appendix: Consolidated Half-Year Report January-June 2006

Contacts
Swisscom AG
Group Communications
Head Office
CH – 3050 Berne
T+41 31 342 36 78
F+41 31 342 27 79
E swisscom@swisscom.com
Investor Relations
Swisscom AG
Investor Relations
CH – 3050 Berne
T+41 31 342 64 10
F+41 31 342 64 11
E Investor.relations@swisscom.com

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: August 9, 2006	by:	/s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law